                -----------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


(Mark One)

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]      SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the
         Plan Year ended September 30, 1994  or



         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
[_] SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___________ to ___________.



     Commission File Number .....................  1-5964


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Alco Standard Corporation Defined Contribution Plan.


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                           ALCO STANDARD CORPORATION
                                  P.O. BOX 834
                          VALLEY FORGE, PA  19482-0834

                ----------------------------------------------

                              REQUIRED INFORMATION
                              --------------------

    a.   Financial Statements.  The following financial statements are
         --------------------
         furnished for the Plan.


         1. Audited Statements of Net Assets Available for Benefits - September 30, 1994 and September 30, 1993.



         2. Audited Statements of Changes in Net Assets Available for Benefits - Plan Years ended September 30, 1994 and
              September 30, 1993.

         Notes to Financial Statements



         Schedules

         Assets Held For Investment

         Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


    b.   Exhibit
         -------

              Exhibit 23 Consent of Independent Auditors

                            Financial Statements and Schedules

                            Alco Standard Corporation
                            Defined Contribution Plan

                            Years ended September 30, 1994 and 1993
                            with Report of Independent Auditors

              Alco Standard Corporation Defined Contribution Plan

                       Financial Statements and Schedules

                    Years ended September 30, 1994 and 1993



                                    Contents

Report of Independent Auditors..............................   5

Audited Financial Statements

Statements of Net Assets Available for Benefits.............   6
Statements of Changes in Net Assets Available for Benefits..   7
Notes to Financial Statements...............................   8

Schedules

Assets Held for Investment Purposes.........................  16
Transactions or Series of Transactions in Excess of
 5% of the Current Value of Plan Assets.....................  17


                         Report of Independent Auditors


Trustees
Alco Standard Corporation
Defined Contribution Plan


We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Defined Contribution Plan as of September 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of September 30, 1994, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.



February 28, 1995

              Alco Standard Corporation Defined Contribution Plan

                Statements of Net Assets Available for Benefits



                                                         September 30
                                                      1994          1993
                                                ----------------------------
Assets
Investments:
 Cash and cash equivalents                         $   470,437   $ 2,747,902
 Alco Standard Corporation, common stock
  (1994--392,976 shares; cost $16,822,406)
  (1993--161,447 shares; cost $5,661,439)           24,413,647     7,103,700
 Investment funds                                   43,581,518    41,929,895
                                                ----------------------------
                                                    68,465,602    51,781,497
Transfers receivable from merged plans                 750,570     8,356,277
Investment income receivable                           334,453     1,273,202
Loans receivable                                       662,509       163,677
                                                ----------------------------
                                                    70,213,134    61,574,653
Liabilities
Accrued administrative expenses                         28,431        90,894
                                                ----------------------------
Net assets available for benefits                  $70,184,703   $61,483,759
                                                ============================

See accompanying notes.

              Alco Standard Corporation Defined Contribution Plan

          Statements of Changes in Net Assets Available for Benefits

                                                     Year ended September 30
                                                        1994          1993
                                                  ----------------------------


Additions:
 Transfers of assets from merged plans               $15,387,026   $24,060,863
 Interest income                                       2,465,424     2,337,534
 Dividend income                                         373,271       447,693
 Other income                                                 --        17,780
                                                  ----------------------------
                                                      18,225,721    26,863,870
Distributions:
 Benefit payments                                     16,439,574     4,950,760
 Administrative expenses                                 142,754       110,304
                                                  ----------------------------
                                                      16,582,328     5,061,064
                                                  ----------------------------
                                                       1,643,393    21,802,806

Realized and unrealized gain                           7,057,551     1,555,190
                                                  ----------------------------
Net increase for the year                              8,700,944    23,357,996

Net assets available for benefits at beginning
 of year                                              61,483,759    38,125,763
                                                  ----------------------------
Net assets available for benefits at end of year     $70,184,703   $61,483,759
                                                  ============================

See accompanying notes.

              Alco Standard Corporation Defined Contribution Plan

                         Notes to Financial Statements

                               September 30, 1994


1.  Significant Accounting Policies

The accounting records of the Alco Standard Corporation Defined Contribution Plan ("Plan") are maintained on the accrual basis.

Fair value of investments in Alco Standard Corporation Common Stock is determined by use of the last reported sales price on the last business day of the plan year, as reported on a national securities exchange.

Cash equivalents are valued at cost which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of a managed income fund, a fixed income fund, an equity index fund, a balanced fund, and a treasury fund. The managed income fund is managed jointly by an insurance company and two trust companies. The other investment funds are managed by a bank.

Investments in the Managed Income Fund are valued at contract value which represents investments made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the manager's administrative expenses. Investments in the Equity Index Fund, Balanced Fund, Fixed Income Fund, and Treasury Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular fund on that date.

The difference between the proceeds and cost of investments sold during the year and the change in the difference between September 30 market value and cost is reflected in the statements of changes in net assets available for benefits as realized and unrealized appreciation (depreciation) in the aggregate market value of investments.

Certain prior-year amounts have been reclassified to conform with the current presentation.

2.  Description of the Plan

The Plan is a defined contribution plan established on October 1, 1989 by Alco Standard Corporation ("Company") to consolidate all of the Company's frozen defined contribution plans into a single plan.

              Alco Standard Corporation Defined Contribution Plan

2.  Description of the Plan (continued)

The Plan provides for retirement, disability, and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is frozen, therefore, there are no further employer or employee contributions made to the Plan.

Participants in the Plan may allocate their account between investments in Alco Standard Corporation Common Stock or any of five available investment funds. Participants may change investment allocations at any time, but not more frequently than twice in the twelve-month period which begins with an investment change.

All participants are fully vested in their account balances.

The Plan does not permit new loans to participants. Loans to participants of plans merged into the Plan that are outstanding at the date of the merger will continue under the former plans' terms except that the trustee of the Plan shall be substituted as payee and secured party for the trustee of the former plan.

Administrative expenses are paid by the Plan unless paid by the Company.

The following plans were merged into the Plan on the effective dates indicated.

                  Plan                    Effective Date of Merger
------------------------------------------------------------------
BPL 401(k) and Profit Sharing Plan            October 1, 1992
Copy-Line, Inc. Profit Sharing Plan           October 1, 1992
Allstate Profit Sharing Program               October 1, 1992
McDonald-Klein Business Machines, Inc.
 Profit Sharing Plan                          November 1, 1992
Weiss-Brothers Miquon, Inc. Profit
 Sharing Plan                                 November 1, 1992
Whitaker Carpenter Paper Company
 Employees Profit Sharing and
 Retirement Plan                              January 1, 1993
J&L Sales, Inc. Profit Sharing Plan           January 1, 1993
American Business Machines, Inc. Cash
 or Deferred Profit Sharing Plan              April 1, 1993
Remco Business Products, Inc. Profit
 Sharing Plan                                 April 1, 1993
Standard Office Systems Profit Sharing
 Plan                                         June 1, 1993
Employee Retirement and Tax Advantaged
 Capital  Accumulation Plan                   October 1, 1993

              Alco Standard Corporation Defined Contribution Plan

2.  Description of the Plan (continued)

                  Plan                    Effective Date of Merger
------------------------------------------------------------------
H & R Group, Inc. Profit Sharing 401(k)
 Plan                                         October 1, 1993
University Copy Systems of Hawaii, Inc.
 401(k) Retirement Plan                       October 1, 1993
California Copy, Inc. Profit Sharing
 Plan                                         November 1, 1993
Unitech, Inc. of Mississippi Profit
 Sharing Plan                                 January 1, 1994
Unitech, Inc. of Mississippi 401(k) Plan      January 1, 1994
Mack-Pak, Inc. 401(k) Profit Sharing Plan     April 1, 1994
Gray & Creech, Inc. Retirement Savings
 Plan                                         April 1, 1994
Office Automation, Inc. Employees'
 Savings and Profit Sharing Plan              April 1, 1994
Woodward-Dent, Inc. Profit Sharing Plan       April 1, 1994
Copy Products, Inc. Employee Savings
 and Security Plan                            May 1, 1994
Vermont Copier 401(k) Profit Sharing Plan     May 1, 1994
Larson Packaging Equipment Co., Inc.
 Profit Sharing Plan                          July 1, 1994
Paul B. Williams Retirement Savings Plan      July 1, 1994
Marbaugh Engineering Supply Co., Inc.
 Employees 401(k) Plan                        September 1, 1994


During the plan year ended September 30, 1993, assets attributable to the fully vested account balances of former employees of Universal Services, Inc. and Hinkles, Inc. who became employees of Copco Papers, Inc. on September 4, 1992 and Modern Office Machines, Inc. on January 4, 1993, respectively, were merged into the Plan.

Mergers resulted in a transfer of net assets to the Plan of $15,387,026 and $24,060,863 during the plan years ended September 30, 1994 and 1993, respectively.

Upon termination of the Plan, all interests of the participants will be distributed as soon as administratively practicable.

Recordkeeping and administration of the Plan is performed by CoreStates Financial Corp.

Information about the Plan document including withdrawal provisions, is contained in the summary plan description. Copies of these documents are available from the Plan Administrator.

              Alco Standard Corporation Defined Contribution Plan

3.  Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of September 30, 1994 are as follows:


                                        Shares or
       Identity of Investments          Par Value       Cost       Market Value
--------------------------------------------------------------------------------
Connecticut General Life Insurance
 Company Guaranteed Long-Term Fund      19,378,961    $19,378,961    $19,378,961
LaSalle National Trust Company
 Income Plus Fund                        6,649,528      6,649,528      6,649,528
Fidelity Management Trust Company
 Managed Income Portfolio                6,645,562      6,645,562      6,645,562
CoreFund Equity Index Fund                 267,411      5,407,888      5,692,975
CoreStates Balanced Fund                   205,845      3,997,823      4,015,752
Alco Standard Corporation Common Stock     392,976     16,822,406     24,413,647

              Alco Standard Corporation Defined Contribution Plan

3.  Investments (continued)

The allocation of assets to the separate investment programs at September 30, 1994 and 1993 is as follows:

                             Managed        Fixed       Equity                    Alco
                              Income        Income       Index      Balanced     Common      Treasury      Other
                               Fund          Fund        Fund         Fund        Stock        Fund        Assets        Total
                           ---------------------------------------------------------------------------------------------------------

           1994
Assets
Investments:
 Cash and cash equivalents   $   538,215  $        4  $       --  $  (12,588)  $  (241,862)  $      485    $186,183     $   470,437
 Common stock of
   Alco Standard                                                                24,413,647                               24,413,647
 Investment funds             32,674,051   1,058,296   5,692,975   4,015,752                    140,444                  43,581,518
Transfers receivable             750,570                                                                                    750,570
Investment income
 receivable                      238,966       4,934                                90,553                                  334,453
Loans receivable                                                                                            662,509         662,509
                           --------------------------------------------------------------------------------------------------------
Total assets                  34,201,802   1,063,234   5,692,975   4,003,164    24,262,338      140,929     848,692      70,213,134
Liabilities
Accrued administrative                                                                                       28,431          28,431
 expenses
                           --------------------------------------------------------------------------------------------------------
Net assets                   $34,201,802  $1,063,234  $5,692,975  $4,003,164   $24,262,338   $  140,929    $820,261     $70,184,703
                           ========================================================================================================
1993
Assets
Investments:
 Cash and cash equivalents   $ 2,660,829  $    2,627  $       --  $       --   $       --    $       --    $ 84,446     $ 2,747,902
 Common stock of
   Alco Standard                                                                 7,103,700                                7,103,700
 Investment funds             31,987,478     850,238   5,823,219   2,723,996                    544,964                  41,929,895
Transfers receivable           8,356,277                                                                                  8,356,277
Investment income
 receivable                    1,188,232       3,144      37,618       5,787        38,421                                1,273,202
Loans receivable                                                                                            163,677         163,677
                           --------------------------------------------------------------------------------------------------------
Total assets                  44,192,816     856,009   5,860,837   2,729,783     7,142,121      544,964     248,123      61,574,653
Liabilities
Accrued administrative                                                                                       90,894          90,894
 expenses
                           --------------------------------------------------------------------------------------------------------
Net assets                   $44,192,816  $  856,009  $5,860,837  $2,729,783   $ 7,142,121   $  544,964    $157,229     $61,483,759
                           ========================================================================================================

              Alco Standard Corporation Defined Contribution Plan

3.  Investments (continued)


                             Managed        Fixed       Equity                    Alco
                              Income        Income       Index      Balanced     Common      Treasury      Other
                               Fund          Fund        Fund         Fund        Stock        Fund        Assets        Total
                           ---------------------------------------------------------------------------------------------------------

Net assets at
 October 1, 1992             $24,510,245  $  981,505  $ 4,939,466 $2,529,008   $ 4,149,707   $  277,906    $  737,926  $ 38,125,763
   Investment income           2,299,310      44,297      161,894     83,132       133,085       16,266        47,243     2,785,227
   Other income                   17,780                                                                                     17,780
   Benefit payments           (4,210,847)    (30,153)     (87,936)  (102,494)     (439,734)     (21,678)      (57,918)   (4,950,760)
   Administrative expenses                                                                                   (110,304)     (110,304)
   Realized and
     unrealized gain (loss)                    1,865      457,256    255,001     1,178,891                   (337,823)    1,555,190
   Interfund transfers        (2,187,126)   (147,171)     363,960    (41,223)    2,072,486      272,470      (333,396)           --
   Transfer of assets         23,763,454       5,666       26,197      6,359        47,686                    211,501    24,060,863
                           ---------------------------------------------------------------------------------------------------------

Net assets at
 September 30, 1993           44,192,816     856,009    5,860,837  2,729,783     7,142,121      544,964       157,229    61,483,759
   Investment income           2,402,161      44,646      104,678     78,965       146,596        9,700        51,949     2,838,695
   Benefit payments           (9,989,610)   (352,203)  (2,630,704)  (742,657)   (2,152,431)    (495,181)      (76,788)  (16,439,574)
   Administrative
     expenses                                                                                                (142,754)     (142,754)
   Realized and
     unrealized gain (loss)                  (55,653)      45,569   (141,533)    7,209,168                                7,057,551
   Interfund transfers       (16,299,288)    545,987    2,292,806  2,077,519    11,749,288       78,706      (445,018)           --
   Transfer of assets         13,895,723      24,448       19,789      1,087       167,596        2,740     1,275,643    15,387,026
                           ---------------------------------------------------------------------------------------------------------

Net assets at
 September 30, 1994          $34,201,802  $1,063,234  $ 5,692,975 $4,003,164   $24,262,338   $  140,929    $  820,261  $ 70,184,703
                           =========================================================================================================


              Alco Standard Corporation Defined Contribution Plan

4.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts expected to be included in the Form 5500:

                                                                September 30
                                                             1994          1993
                                                        -----------------------------
Net assets available for benefits per
 the financial statements                                 $70,184,703   $61,483,759
Amounts allocated to withdrawn participants                 1,359,318     2,870,573
                                                        -----------------------------
Net assets available for benefits per the Form 5500
                                                          $68,825,385   $58,613,186
                                                        =============================

The following is a reconciliation of benefits paid to participants per the financial statements to the amounts expected to be included in the Form 5500:

                                                                  Year ended
                                                                 September 30,
                                                                     1994
                                                                 -------------
     Benefits paid to participants per the financial statements    $16,439,574
     Add:  Amounts allocated to withdrawn participants at
      September 30, 1994                                             1,359,318
     Less:  Amounts allocated to withdrawn participants at
      September 30, 1993                                             2,870,573
                                                                 --------------
     Benefits paid to participants per the Form 5500               $14,928,319
                                                                 ==============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

5.  Income Tax Status

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

              Alco Standard Corporation Defined Contribution Plan

6.  Subsequent Events

The following plans were merged into the Plan on the effective date indicated:

                                                               Effective Date
                  Plan                                           of Merger
------------------------------------------------------------------------------

Copy-Co., Inc. 401(k) Profit Sharing Plan                     October 1, 1994
CRS Business Products 401(k) Profit Sharing Plan              November 1, 1994
Long Island Business Products Corp. 401(k) Profit
 Sharing Plan                                                 December 1, 1994
Mid South Systems, Inc. 401(k) Savings Plan                   February 1, 1995
Profit Sharing and Payroll Savings Plan of Crump &
 Company, Inc.                                                January 1, 1995
RBPI Retirement Plan                                          January 1, 1995
Redden-Miller, Inc. Retirement Plan                           February 1, 1995
Sun Office Systems, Inc. 401(k) Plan                          February 1, 1995

              Alco Standard Corporation Defined Contribution Plan

                           Assets Held for Investment

                               September 30, 1994

                                Description of
     Identity of Issue            Investment            Cost       Current Value
--------------------------------------------------------------------------------
Cash and cash equivalents:
  CoreFund Cash Reserve      Money Market Fund      $   367,475    $   367,475
  Merrill Lynch Employee
    Benefit Plan Master
    Repurchase Agreement     Repurchase Agreements      102,962        102,962
                                                    ----------------------------
Total cash and cash
 equivalents                                            470,437        470,437

Investment funds:
  Connecticut General Life
    Insurance Company
    Guaranteed Long-Term
    Fund                     Investment contracts    19,378,961     19,378,961
  La Salle National Trust
    Company Income Plus Fund Investment contracts     6,649,528      6,649,528
  Fidelity Management Trust
    Company Managed Income
    Portfolio                Investment contracts     6,645,562      6,645,562

  CoreFund Intermediate      Fixed income
    Bond Fund                  investments            1,098,749      1,058,296
  CoreFund Equity Index
    Fund                     Equity investments       5,407,888      5,692,975
  CoreStates Balanced Fund   Equity and fixed
                               income investments     3,997,823      4,015,752
  CoreFund Treasury Reserve  Treasury investments       140,444        140,444
                                                    ----------------------------
Total investment funds                               43,318,955     43,581,518

Alco Standard Corporation    Common stock            16,822,406     24,413,647
Loans Receivable             Participant loans          662,509        662,509
                                                    ----------------------------
Total assets held for
 investment                                         $61,274,307    $69,128,111
                                                    ============================

              Alco Standard Corporation Defined Contribution Plan

              Transactions or Series of Transactions in Excess of
                     5% of the Current Value of Plan Assets

                         Year ended September 30, 1994

                                                                                     Selling Price
                                                                                      or Maturity               Net Gain
     Identity of Party Involved            Description of Assets      Purchase Price     Value        Cost      or (Loss)
------------------------------------------------------------------------------------------------------------------------
Category I--Single transactions in excess of 5% of plan assets
--------------------------------------------------------------
Merrill Lynch Employee Benefit Plan    Purchased 4,001,405 shares on
      Master Repurchase Agreement      December 27, 1993                  $4,001,405

Merrill Lynch Employee Benefit Plan    Purchased 5,345,397 shares on
      Master Repurchase Agreement      December 30, 1993                   5,345,397

CoreFund Cash Reserve                  Purchased 3,940,213 shares on
                                       April 4, 1994                       3,940,213

Alco Standard Corporation Common       Purchased 89,901 shares on
      Stock                            January 26, 1994                    3,254,119

Alco Standard Corporation Common       Purchased 105,875 shares on
      Stock                            July 19, 1994                       4,688,934

Merrill Lynch Employee Benefit Plan    Sold 4,001,405 shares on
 Master Repurchase Agreement           December 29, 1993                               $4,001,405   $4,001,405  $    --

Merrill Lynch Employee Benefit Plan    Sold 5,345,397 shares on
      Master Repurchase Agreement      December 31, 1993                                5,345,397    5,345,397       --

CoreFund Cash Reserve                  Sold 3,392,665 shares on
                                       July 20, 1994                                    3,392,665    3,392,665       --

              Alco Standard Corporation Defined Contribution Plan

              Transactions or Series of Transactions in Excess of
               5% of the Current Value of Plan Assets (continued)

                         Year ended September 30, 1994

                                                                        Selling Price
                              Description                               or Maturity                    Net Gain
 Identity of Party Involved    of Assets                Purchase Price     Value         Cost          or (Loss)
---------------------------------------------------------------------------------------------------------------------------
Category II--A series of transactions (other than security transactions) with the same person aggregating 5% of plan assets
---------------------------------------------------------------------------------------------------------------------------
None.

Category III--A series of transactions in a security issue aggregating 5% of plan assets
----------------------------------------------------------------------------------------
CoreFund Cash Reserve        Purchased 15,047,858
                             shares in 269
                             transactions; sold
                             14,680,383 shares in
                             161 transactions           $15,047,858  $14,680,383    $14,680,383    $        --

 Merrill Lynch Employee      Purchased 16,424,416
  Benefit Plan Master        shares in 144
  Repurchase Agreement       transactions; sold
                             19,069,356 shares in
                             125 transactions            16,424,416    19,069,356     19,069,356

Connecticut General Life     Purchased 4,849,576
 Insurance Company           shares in 89
 Guaranteed Long-Term Fund   transactions; sold
                             6,044,926 shares in 60
                             transactions                 4,849,576     6,044,926      6,044,926

LaSalle National Trust       Purchased 10,500,885
 Company Income Plus Fund    shares in 70
                             transactions; sold
                             9,509,797 shares in
                             106 transactions            10,500,885     9,509,797      9,509,797

              Alco Standard Corporation Defined Contribution Plan

              Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets (continued)

                         Year ended September 30, 1994

                                                                        Selling Price
                              Description                               or Maturity                    Net Gain
 Identity of Party Involved    of Assets                Purchase Price     Value         Cost          or (Loss)
---------------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue aggregating 5% of plan assets (continued)
---------------------------------------------------------------------------------------------------
Fidelity Management Trust    Purchased 10,443,638
 Company Managed Income      shares in 213
 Portfolio                   transactions;
                             sold 9,552,803 shares
                             in 110 transactions        $10,443,638  $ 9,552,803    $ 9,552,803    $        --

CoreFund Equity Index Fund   Purchased 126,860 shares
                             in 51 transactions; sold
                             132,840 shares in 27
                             transactions                 2,661,099    2,836,912      2,659,719        177,193

CoreStates Balanced Fund     Purchased 135,171 shares
                             in 86 transactions; sold
                             59,515 shares in 77
                             transactions                 2,635,317    1,202,028      1,161,103         40,925

Alco Standard Corporation    Purchased 340,938 shares
 Common Stock                in 48 transactions; sold
                             109,409 shares in 38
                             transactions                15,217,893    5,435,233      4,056,926      1,378,307

Category IV--Any transaction in securities or with a person if any single transaction with that person or in that
-----------------------------------------------------------------------------------------------------------------
security exceeds 5% of plan assets
----------------------------------
None

                                  SIGNATURES
                                  ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                   ALCO STANDARD CORPORATION
                                   DEFINED CONTRIBUTION PLAN
                                   -------------------------
                                        (Name of Plan)



    By /s/Donna G. Yurick
       --------------------
       Plan Administrator                  Dated:  March 29, 1995

                                   FORM 11-K

              ALCO STANDARD CORPORATION DEFINED CONTRIBUTION PLAN

                      PLAN YEAR ENDED  September 30, 1994



                                INDEX TO EXHIBIT
                                ----------------



    Exhibit Number                 Description
    --------------                 -----------


    Exhibit 23                Consent of Independent Auditors